Filed by Amedisys, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

Explanatory Note: The following are screenshots of new web pages added to the website hosted at www.optioncarehealthamedisys.com in connection with the proposed merger of Option Care Health, Inc. and Amedisys, Inc.

0 e o.11,r.nr��"' hP.,1lt. + amedisys Who is QRtionCare Health? Hom@ lnVf!,tor lnlormMlon FAQs Supf>O(l lor th@ M@rg@r New$ & R<>sourc@• Filing• • Option Care Health is the nation's largest independent provider of home and alternate site infusion sc!Viccs • Option Care works to elevate standards of care for patients with acute and chronic conditions • Option Care Health's iliQ.Qg�� demonstrate a strong foundation and execution, and positions the company to deliver on the combination with Amcdisys that has clear strategic and financial benefits • Amedisys is a leading healthcare at home company that has a strong presence in hospital at home, home health, hospice, palliative, and high-acuity • Wrt.h S11 care centers in 37 states and D.C .. Amcdisys is dedicated to delivering the highest quality of care to the doorsteps of patients in need every year. • Amediws has t>een guided by its mission to honor those served with compassionate home health. hospice. palliative and high-acuity care services th11t apply the highest qu11lity clinic11I prnctices toward allowing p11tient,; to m11int11in II sense of independence, qu11lity of life 11nd dignity. ��y��otion Care Health qnd Amedisyll9..!JJ.!2i..Dg1 • Combining Option O,re He,ilth's home ,ind 11ltemate site infusion services ,ind Amedisys' complement,iry home health, hospice, p11lli,itive, ,ind high•acuity care services will create a leading, independent platform for home and alternate site care - providing unsurpassed care and superior clinical outcomes 10 patients. • The combinlltion cre,ites " le,ider in home "nd altern"te site care with differenti,ited scale 11nd unique c,ish flow profile that is positioned for accelerated growth vi,i several signific,int t,,ilwinds, including • Improved pl'ltient experience • Significant cost savings in tot,il SNF post-11cute spend ,icross Medicare FFS popul,ition What will be the operational footprint of the combined company? • Together, Option Care Health and Amcdisys will have: • A national clinical workforce of more than 16.500 health care professionals across 46 states. and will have 674 sites across the U.S .. providing increased access for palients. • Nursing workforce where cross-training is highly feasible, greater opponunities for personal relationships with patients, greater schedule flexibility and career advancement opponunities. • A sc,iled n"tional plntfo,m positioned to transition tow,irds case rate/episodic then risk-b,ised ,ind v,ilue-b,ised c,ire models serving communities across the country and t>enefitting patient,; and their families, providers. pai""rS, and care teams • Bolstered offerings to meet the growing demand for personalized care in the home and alternative sites Where will the combined company be headquartered? • The combined company will be headquanered in Bannockt>urn, Illinois, the location of Option Care He□lth's headquarters, and will continue to m11int11in sub��i11nti11I operations in Amedisys' corpornle locations in Balon Rouge, Loui5i11n11 and N11��hville, Tennessee • The combined company will have operations throughout the U.S. consistent with its local and community-based approach. What are the terms of the proposed transaction between Option Care Health and Amedisys? • The companies have entered into a definitive merger agreement to combine in an all-stock transaction that values Amedisys at approximately $3.6 billion, including the assumption of net debt • Under the terms of the agreement, Amedlsys stockholders will receive 3.0213 shares of Option Care Health common stock for each share of Amedisys common stock they hold at the closing of the transaction, implying a 26% premium to Amedisys' stock price on May 2, 2023 • Upon closing, Option C.'lre He11lth stockholders will own 11pproxlmately 64.S% of the combined company and Amedlsys stockholders will own approximately 3S.5%. What are the financial benefits of the Option Care Health -Amedisys transaction? • From a financial perspective, the transaction delivers strong stockholder value through • Annual run-rate synergies of ,ipproxim;,tely $75 million by year three following close, including ;,pproxim;,tely $50 million of net run-rnte cost synergies and approximately $25 million in incremental adjusted EBITDA from revenue synergies • Over $9 billion in combined revenue and $1 billion in combined EBITDA expected by 2027. 1·2 • Greater than 10% pro forma EBITDA margin. • Over $500 million in annual cash flow from opemtions expected by 2025. • At least 5% accretion to GAAP EPS expected in 2024.2 ·3 • Together, we will 11lso have a stronger fimmci,il profile from which to opernte with combined revenue of $6.2 billion in revenue ,ind Adjusted EBITDA of $622 million for FY 2022A and approximately 2.0x net debt I EBITDA. • The combination provides visibility into several top-line synergy opportunities resulting in an annualized run-rate revenue impact of over $250 How does the combination of Potion Care Health and Al!:J..egjjyj provide a lower total cost of care and better patient outcomes? • By offering more comprehensive c"re in the home ;,nd at ,iltem,ite sites, we will deliver v,ilue to the he,ilth<;care system through • Lowcring cost of care • Preventing readmission rates • Funhering SNF I facility ,ivoidance • Streamlining services • Enhancing patient satisfaction • As we bring our companies together, we remain as focused as ever on malnt11lnlng our strong re11111onshlps with our patients and ensuring they receive the standard of care they expect from us. When is the Option Care Health -Amedisys transaction expected to close? • Option Care Health has always been guided by its mission to transform ��CMII O)'OICM"dhg lnnlNlll\,G wrwl��'9Ulat improve outcomes, reduce :osts. and deliver hope and dignity for patients and their families Whois��y.s? • Gr0Wlhlnv11U��c;11re • Greater patient data sets, which will enhance opport,111111�� lo�� '-:!11��l����increase patient engagement, enhance clinical protocols, and offer risk-based and value-based care • 11.s a combined comparry.WII wJI bo .llblll toatrci pa.:.\C!lls MIC their families a more comprehensive alternate site care platform serving chronic, ��cute, and post-acute patlerf. oc,p11llrt�� ��c-OI, .a11iv11d C'Ol"l'inuum from p,eventative care through end-of-lite care • The transaction Is expected to close in the second half of 2023, subject to approval by Option Care Health and Amedlsys shareholders and other customary closing conditions, Including receipt of applicable regulatory approvals.

e Home Investor Information FAQs Support for the Merger News & Resources Filings option care health· + amedisys Combination Creates Scale and Highly Complementary, Comprehensive Care Platform BANK OF AMERICA q�� 5.4.23 "We see the long-term value of gaining more scale with payors and referral sources. OPCH beat synergy targets in the past. We note OPCH tends to be conservative in its guide and beat BioScrip synergy targets. Given the scale, we believe the combined businesses could grow faster than each company separately as they gain market share and are better positioned to participate in value-based care compared to their smaller peers. The wide range of services offered and the geographic coverage should make the combined entity more relevant with Medicare Advantage payers helping vols and potentially rates." TRUIST8B 5.4.23 "OPCH and AMED are the leading, scaled independent providers of home infusion and home-based services, respectively, and we think the combination of these assets would create a robust and differentiated suite of post-acute capabilities while maintaining attractive scarcity value. We think the combined platform would be well positioned to drive better care coordination and improved access while generating better patient outcomes/lower costs." Poised for Accelerating Value Creation J.P.Morgan 5.4.23 "Overall takeaway, the deal provides significant scale in a prioritized area of care delivery. We see these two companies as united by a focus in home health, an area that we believe is a secular growth story as value based care increasingly prioritizes low cost sites of care." Jefferies 5.4.23 "OPCH's proposed acquisition of AMED in an all-stock deal creates a highly diversified provider of home-based care that will offer services across a broad spectrum of the care continuum. By acquiring AMED, we believe OPCH brings in a leading homebased care asset with a compelling normalized growth outlook, while the combination of both assets enhances scale and negotiating power with managed care plans." Experienced Management Teams with Strong Track Record of Success 9Alfiliam $lair 5.4.23 "Since merging with BioScrip and assuming a challenging leverage situation, Option Care has been among the steadiest and best executing companies in healthcare services. Option Care management has consistently beat (and raised) guidance, improved cash generation, aggressively reduced debt, and selectively deployed capital in adjacent tuck-in acquisitions with very limited strategic or financial risk. This formula has transformed the P&L statement (run-rate EBITDA up 80% in three years) and the stock has been among the best performing in small/midcap healthcare services." *Permission tousefinancialanalystquotesneithersoughtnorobtained QPPENHEIME�� 5.4.23 "We favor home health due to its promising growth, led by a shift from the institutional setting into the home. Furthermore, we believe the larger providers will lead a consolidation of this fragmented industry, especially given the improved reimbursement visibility. We believe Amedisys, under new management, is positioned to take advantage of this opportunity, with potential cost savings, a clean balance sheet and robust pipeline." OPTION CARE HEALTH CONTACT AMEDISYS CONTACT MEDIA Mike Shapiro Chief Financial Officer (312) 940-2538 Nick Muscato Chief Strategy Officer (855) 259-2046 Arielle Rothstein / Sharon Stern / Leigh Parrish Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

No Offer or Solicitation

This communication relates to the proposed merger (the "proposed transaction") between Option Care and Amedisys. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Additional Information and Where to Find It

In connection with the proposed transaction, Option Care and Amedisys will file relevant materials with the United States Securities and Exchange Commission (the "SEC"), including an Option Care registration statement on Form S-4 that will include a joint proxy statement of Option Care and Amedisys that also constitutes a prospectus of Option Care, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care and Amedisys. INVESTORS AND SECURITY HOLDERS OF OPTION CARE AND AMEDISYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Option Care or Amedisys through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Option Care will be available free of charge on Option Care's internet website at https://investors.optioncarehealth.com or by contacting Option Care's investor relations department at investor.relations@optioncare.com.  Copies of the documents filed with the SEC by Amedisys will be available free of charge on Amedisys's internet website at https://investors.amedisys.com or by contacting Amedisys's investor relations department at IR@amedisys.com.

Certain Information Regarding Participants

Option Care, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Option Care is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at Option Care or Amedisys as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar references to future periods. Examples of forward-looking statements include the closing date for the proposed transaction.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management's current beliefs, expectations and assumptions regarding the future of Option Care's and Amedisys's business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care's and Amedisys's control. Option Care's, Amedisys's and the combined company's actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care and Amedisys businesses and (8) the diversion of management's time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care's and Amedisys's respective filings with the SEC, including the risk factors discussed in Option Care's and Amedisys's most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

Any forward-looking statement made in this communication is based only on information currently available to Option Care and Amedisys and speaks only as of the date on which it is made. Option Care and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care's and Amedisys's forward-looking statements.